SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 22, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan, 2-1, Marunouchi 1-chome, Chiyoda-ku,

Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item

1.	Notice concerning the investment in the subordinated income notes issued by Vetra Finance Corporation

The information contained herein includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

December 22, 2006	By:	/s/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

(English translation)

December 22, 2006

Millea Holdings, Inc.
President: Kunio Ishihara
TSE code number: 8766

Notice concerning the investment in the subordinated income notes issued by Vetra Finance Corporation

Millea Holdings, Inc. (the “Company”) announced that its wholly-owned subsidiary, Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”), has adopted an investment scheme involving a special purpose company, Vetra Finance Corporation (“Vetra”), to increase its investment in highly rated bonds and to enhance its investment efficiency.

1. Details of Tokio Marine & Nichido’s investment

(1) Purpose of the investment

Tokio Marine & Nichido aims to increase its investment in highly rated bonds (mainly asset-backed securities issued in Europe and in the United States, rated AAA at the time of issuance) and to enhance its investment efficiency.

(2) Size of the investment

Within a timeframe of approximately 3 years, Tokio Marine & Nichido intends to have purchased subordinated income notes to be issued by Vetra in an aggregate amount of approximately 36 billion Japanese yen.

Within a timeframe of approximately 3 years, Vetra aims to have acquired approximately 500 to 600 billion Japanese yen in total assets.

2. Profile of Vetra

(1)	Company Name: Vetra Finance Corporation

(2)	Location: Cayman Islands, British West Indies

(3)	Date of Foundation: June 16, 2006

(4)	Business Operations: Investment in highly rated bonds funded by the issuance of secured notes (mainly consisting of asset-backed commercial paper) and subordinated income notes. (*)

*Neither the Company nor Tokio Marine & Nichido is liable for Vetra’s debts, nor do either of them undertake any credit or liquidity assurance with respect to secured notes issued by Vetra.

(5)	Closing Date of Fiscal Year: January 31

(6)	Number of Employees: 4

(7)	Capital Stock: US$1,000

(8)	Number of Shares Issued: 1 share

(9)	Major Shareholders and Shareholding Percentages: A charitable trust in the Cayman Islands is the sole shareholder of Vetra (100%). The Company and Tokio Marine & Nichido each own 0% of the shares of Vetra.

(10)	Results of Business Operation: Not applicable.

(11)	Key Dates: On November 15, 2006, Tokio Marine & Nichido began to purchase subordinated income notes issued by Vetra.

The Company intends to include Vetra as a subsidiary in its annual securities report for the fiscal year ending March 31, 2007.

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Phone: 03-5223-3213

Kazumasa Morishima

Group Leader

New Financial Markets Dept.

Phone: 03-5223-3616